Exhibit 99.2

Jiayuan Announces Appointment of Rose Gong as Non-executive Co-Chairman

BEIJING, Dec. 24, 2012 /PRNewswire-FirstCall/ — Jiayuan.com International Ltd. (“Jiayuan” or “the Company”) (DATE), operator of the largest online dating platform in China, today announced that its board of directors has approved the appointment of Ms. Haiyan (“Rose”) Gong as non-executive co-Chairman, alongside Jiayuan’s existing Chairman Mr. Yongqiang Qian, effective from Monday, December 24th, 2012. As of that date, Ms. Gong will no longer hold the position of co-CEO of Jiayuan.

The company also announced that Mr. Linguang Wu, who currently serves as co-CEO of Jiayuan, has been appointed as a director of the board, effective immediately.

Mr. Yongqiang Qian, Chairman of the board of directors of Jiayuan, commented, “As a pioneer of online dating in China, over the past decade Rose has helped innumerable singles find love and, in the process, established Jiayuan as China’s undisputed industry leader.  Due to Rose’s efforts, today Jiayuan enjoys a widely recognized brand and reputation for quality and innovation. Looking ahead, Rose will focus on guiding Jiayuan’s long-term strategic direction while Linguang will continue to lead the company’s day-to-day management and operations.”

“I am honored to accept this new assignment and would like to thank Yongqiang and the other board members for giving me this opportunity,” said Ms. Rose Gong, founder and non-executive co-Chairman of Jiayuan. “Building on our solid industry leadership, I look forward to helping drive the future development of Jiayuan and to strengthening the company’s position for the next stage of our growth. I am confident that Jiayuan will have a prosperous future as we maintain our focus on providing the best online and mobile platforms to help marriage-minded singles find love.”

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. According to iResearch, Jiayuan.com ranked first in terms of number of unique visitors and time spent among all online dating websites in China in 2011. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Beijing

Shirley Zhang

Jiayuan.com International Ltd.

+86 (10) 6442-2321

ir@jiayuan.com

Yue Yu

Brunswick Group LLP

+86 (10) 5960-8600

jiayuan@brunswickgroup.com